Offering Statement for
Aphios Pharma LLC ("Aphios Pharma")

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Aphios Pharma LLC

Eligibility

2. **The following are true for Aphios Pharma LLC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

James Falese

Mr. James J. Falese, Chief Financial Officer and Controller, has over 30 years of experience in all areas of accounting, cost and financial analysis, strategic planning, budgeting, inventory, financial controls and reporting with a strong expertise in manufacturing cost accounting, implementation of accounting systems, and information technology and human resources management. Prior to joining Aphios, he worked as Controller of Serica Technologies, Inc., Medford, MA (acquired by Allergan), Plant Controller at Wyeth Biopharma, Andover, MA (acquired by Pfizer) and Controller of Endogen, Inc., Woburn, MA (acquired by Thermo Fisher Scientific). He holds a Bachelor of Science in Accounting from Merrimack College, North Andover, MA. Jim has been the Controller of Aphios Corporation since 2011, and Chief Financial Officer and Controller of Aphios Pharma since July, 2018.

Judith Palmer-Castor

Dr. Judith Palmer-Castor, Director of Clinical and Regulatory Affairs, is a behavioral health scientist with over 20 years of research, clinical and regulatory experiences in industry and academia. Dr. Palmer-Castor was a Project Director on a NIH-funded Adolescent HIV/AIDS Clinical Trial Network Project at Children's Hospital, Boston, MA, a consulting scientist for Mass General Hospital- Division of Global Health and Human Rights, Boston, MA, as well as holding similar behavioral health and research and clinical positions at Northeastern University, Boston, MA, SAMSHA, CDC and other non-profit health and human service agencies. Dr. Palmer-Castor graduated with a Ph.D. in Policy with an emphasis on Behavioral Health and Adolescent Development from Brandeis University, Waltham, MA, and M.S. and B.S. degrees in Psychology from Santa Clara University, CA. She has been the Director, Clinical and Regulatory Affairs of Aphios Corporation since 2007, and of Aphios Pharma since July, 2018.

Joseph Faris

Mr. Joseph F. Faris, CPA, Financial and Tax Advisor, has served as a transitional hands-on CFO/Controller to several different industries on a time-sharing/consulting basis over the last 30 years. Some of his clients include Hemagen Diagnostics, Inc., Medical Research, Inc., T Cell Sciences, Inc., Innovative Polymers, Inc. and Neurogen, Inc. He holds a Bachelor of Science in Accounting, cum laude, from Northeastern University, Boston, MA. He has served as the Chief Financial Officer of Aphios Corporation since 1997, and as Financial and Tax Advisor of Aphios Pharma since July, 2018.

Arthur Lander

Dr. Arthur D. Lander, M.D., Ph.D., Scientific Advisor, is the Donald Bren Professor of Developmental and Cell Biology, and Professor of Biomedical Engineering, at the University of California, Irvine. He is also the Director of the Center for Complex Biological Systems, an NIGMS National Center for Systems Biology. Dr. Lander is a fellow of the American Association for the Advancement of Science. He received his B.S., summa cum laude, in Molecular Biophysics and Biochemistry, Yale College, New Haven, CT, and his Ph.D. in Neuroscience and a M.D. degree from the University of California, San Francisco. He is the author of over a hundred peer-reviewed publications, and four patents, including two that were co-invented with scientists and engineers at Aphios Corporation. Dr. Lander is currently employed at the University of California, Irvine, and has been a Scientific Advisor of Aphios Corporation since 1993 and of Aphios Pharma since July, 2018.

Glenn Hong

Dr. Glenn T. Hong, Sc.D., Scientific Advisor, is Founder and Vice President, Counter-Current Systems, Inc., Westborough, MA, a company that provides consulting services in the areas of chemical engineering, supercritical fluids, and biotechnology. He received his B.Sc. in Biology from the State University of New York at Albany, NY and his Sc.D. in Chemical Engineering from the Massachusetts Institute of Technology, Cambridge, MA. Dr. Hong is a Senior Technology Consultant, General Atomics, San Diego, CA where he contributes to all aspects of the development of supercritical water technology, especially including supercritical water oxidation (SCWO) and supercritical water gasification (SCWG). He has utilized computational fluid dynamics (CFD) as an aid in designing the scaled-up plant. Previously, Dr. Hong was Vice President, Engineering at Aphios Corporation, Woburn, MA where he directed research and engineering in environmental and biotechnological applications of supercritical fluids. Prior to being employed by Aphios Corporation, Dr. Hong served as a consultant to Aphios Corporation and its predecessor companies for approximately 10 years. Dr. Hong is the author/co-author of numerous publications in the field of supercritical fluids as well as 16 US patents, some of which are assigned to Aphios Corporation. Dr. Hong is currently employed at Counter-Current Technologies LLC, and has been a Scientific Advisor to Aphios Corporation since 2002 and to Aphios Pharma since July, 2018.

Jonathan Alexander

Dr. Jonathan Steven Alexander, Ph.D., Scientific Advisor, is a Professor of Molecular and Cellular Physiology at Louisiana State University (LSU) Health Sciences Center, Shreveport, LA. He received his B.S. in Biology from Boston University, Boston, MA and his Ph.D. in Vascular Biology in the area of mechanisms of endothelial barrier and inflammation from Boston University. He was a

Postdoctoral Fellow in Pulmonary Medicine/Biomedical Engineering at Vanderbilt University, Nashville, TN before joining the faculty at LSUHSC-S in 1994. As an endothelial biologist working on mechanisms of central nervous system injury in stroke, Multiple Sclerosis and Alzheimer's disease at LSUHSC-Shreveport, Dr. Alexander developed assays, models and methods for evaluating neuron, astrocyte and endothelial mechanisms in different forms of neurovascular inflammation. He is also an executive member of the International Society for Neurovascular Disease (ISNVD). Dr. Alexander is the author of more than 200 peer-reviewed publications and the author of several patents, one of which is licensed to Aphios Corporation and others which were co-invented with scientists and engineers at Aphios Corporation. Dr. Alexander, Ph.D. is currently employed at LSU Health Sciences Center, Shreveport, LA, and has been a Scientific Advisor to Aphios Corporation since 2012 and to Aphios Pharma since July, 2018.

Gordon Cragg

Dr. Gordon M. Cragg, Ph.D., Scientific Advisor, obtained his undergraduate training in chemistry at Rhodes University, South Africa, and his D. Phil. (organic chemistry) from Oxford University in 1963. After two years of postdoctoral research at the University of California, Los Angeles, he returned to S. Africa to join the Council for Scientific and Industrial Research. In 1966, he joined Chemistry Department at the University of South Africa, and transferred to the University of Cape Town in 1972. In 1979, he returned to the US to join the Cancer Research Institute at Arizona State University working with Professor G. R. Pettit. In 1985, he moved to the National Cancer Institute (NCI), National Institutes of Health (NIH) in Bethesda, Maryland, and was appointed Chief of the NCI Natural Products Branch in 1989. Dr. Cragg has established collaborations between the NCI and organizations in many countries promoting drug discovery from their natural resources. He has published over 150 chapters and papers related to these interests. He retired from the NCI in December, 2004, and is currently serving as an NIH Special Volunteer. Dr. Cragg has been a Scientific Advisor to Aphios Corporation since 2013 and to Aphios Pharma since July, 2018.

Trevor Castor

Dr. Trevor P. Castor is Founder, President and Chief Executive Officer. He has over 30 years of diversified business experience from management, marketing and finance to technology and business development in the energy, environmental and biopharmaceutical industries. Dr. Castor graduated from the University of California, Berkeley with a Ph.D. in Mechanical Engineering and a Master of Science degree in Chemical Engineering. He graduated summa cum laude with a Bachelor of Science degree in Chemical Engineering from University of Toronto, Canada. He studied Business Administration at St. Mary's College, Brooklyn, NY, and Management, Marketing and Finance at Harvard University Extension. He is the primary author of 48 issued US and international patents, 11 pending patents and several registered trademarks. Dr. Castor has collaborated with and consulted to several companies/institutions including Baxter, Bayer, Bristol-Myers Squibb, Eli Lilly, General Electric, Novartis, Pfizer, NIH and the United Nations.

Val Livada

Dr. Val R. Livada, Ph.D., Business Advisor, is Founder and CEO of Weybridge Partners, Winchester, MA, which is focused on successful technology commercialization. Dr. Livada was a Senior Lecturer (retired) on Corporate Entrepreneurship at the Sloan School of Management, MIT, Cambridge, MA. There he led a joint research project with the Wharton Business School on Corporate Venture Capital. Dr. Livada is a Catalyst at the Deshpande Center, and a consultant at the MIT/Cambridge University Institute. Prior to establishing Weybridge Partners, Dr. Livada was a Director at Braxton Associates, an international strategy planning consulting firm, and a Vice-President at Pugh-Roberts Associates, a technology management firm. He has over 30 years of experience in the areas of strategic planning and organizational dynamics with detailed knowledge in the areas of innovation, product development and R&D management. Dr. Livada clients have included Fortune 500 companies such as GM and Eli Lilly. He received his undergraduate degree from MIT, and his M.A.

and Ph.D. from Tufts University, Boston, MA. Dr. Livada, recently retired from MIT, has been employed at Weybridge Partners since 1996, and has been a Director of Aphios Corporation since 2012 and a Business Advisor to Aphios Pharma since July, 2018.

Anthony Janiuk

Mr. Anthony Janiuk, J.D., R.Ph., Business Advisor, is a retired intellectual and corporate attorney. Previously, he was Of Counsel at Lathrop & Gage, LLP, Boston, MA and Partner at Pearl Cohen Zedek Latzer, Boston, MA. Atty. Janiuk was a Corporate Attorney for Waters Corporation, Milford, MA, where he was entrusted to establish a law office for this public company and in which he was involved in the maintenance of corporate records, contracts, litigation, planning, intellectual property issues and acquisitions. He also served as Of Counsel for Wolf, Greenfield & Sacks, P.C., Boston, MA, Chief Legal Counsel of Gene-Trak Systems Corporation, Framingham, MA, Patent Attorney for Amoco Corporation, Chicago, IL and Patent Attorney for Emrich and Dithmar, Chicago, IL. Atty. Janiuk received his Bachelor of Science in Pharmacy from the University of Wisconsin, Madison, WI, and his Juris Doctor from DePaul University College of Law, Chicago, IL. Now retired, Mr. Janiuk's employment over the last three years has been with Wellesley IP and Lathrop & Gage, LLP. He has been a Director of Aphios Corporation since 2002 and a Business Advisor to Aphios Pharma since July, 2018.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Aphios Corporation

Securities:	90,000,000
Class:	Common Units
Voting Power:	90.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Aphios® Pharma is dedicated to the delivery, development and commercialization of cannabis-based drugs for Central Nervous System (CNS) and other debilitating disorders. We plan to manufacture and utilize pharmaceutical-grade pure natural cannabinoids in stable, bioavailable nanoformulations, following cGMP guidelines of the FDA. We anticipate that these cannabinoid nanoformulations will be used to establish clinical evidence for treating highly unmet CNS disorders such as opioid addiction and pain, epilepsy including childhood epilepsy and multiple sclerosis that are only partially and anecdotally addressed by medical marijuana. Aphios® Corporation (www.aphios.com), a clinical-stage biotechnology company, has developed several green enabling technology platforms for improving drug discovery, drug manufacturing, nanotechnology drug delivery and pathogenic drug safety. Aphios® Corporation utilizes these platforms with collaborators and subsidiaries such as Aphios® Pharma to develop enhanced natural therapeutics for health maintenance and disease prevention. More targeted products are being developed for the treatment of cancers and supportive care for nausea and vomiting, infectious diseases such as HIV latency, and CNS disorders such as Alzheimer's disease in an environmentally sustainable manner. Aphios® Corporation will grant a worldwide, exclusive license to its drug discovery, manufacturing and nanotechnology drug delivery technologies in the Cannabis (marijuana) field to Aphios® Pharma. During its development phase, Aphios® Pharma will exclusively contract with Aphios® Corporation for the use of its facilities, analytical and manufacturing equipment, research chemicals and raw materials on a commercially reasonable fee for service basis. Aphios® Corporation is the research arm for Aphios® Pharma and will conduct and transfer the results of research funded by the National Institutes of Health (NIH) and other third parties to Aphios® Pharma. Apart from the recent FDA approval of Epidiolex (GW Pharma, London, England) for specific cases of childhood epilepsy, there is little rigorous clinical evidence of the efficacy of cannabinoids for significant CNS neurological disorders, and a lack of availability of pharmaceutical-grade cannabinoids to conduct rigorous clinical studies. These issues are compounded by a prohibitive DEA, NIH and FDA regulatory environment for developing FDA-approved, cannabis-based drugs. From a technical perspective, cannabinoids are very hydrophobic (poorly water soluble) making formulation difficult and bioavailability poor; also, cannabinoids are very oxygen sensitive and unstable, contributing to inconsistencies in therapeutic performance. We plan to develop, in compliance with the Drug Enforcement Agency (DEA), FDA-approved cannabinoid therapeutics that target opioid addiction and pain [APH-1501]; adult epilepsy [APH-1502]; chemotherapy-induced peripheral neuropathic pain (CIPNP) [APH-1503]; multiple sclerosis [APH-1403]; and chemotherapy-induced nausea and vomiting (CINV) and cachexia [APH-0802]. Our next steps are preclinical studies, scale-up, nonclinical studies, an investigational new drug (IND) application and Phases 1/2 and 3 clinical trials, followed by a new drug application (NDA) and product launch. We plan to accelerate this process through the FDA's 505(b)(2) regulatory approval pathway based on the recent FDA drug approval of CBD. At the end of successful or promising Phase 1/2 clinical trials, certain products will be out-licensed and/or the company may be acquired by a third party. Our plan is to raise $25 million from individual investors, strategic corporate partners and institutional investors to initiate execution of our business plans prior to filing an initial public offering (IPO) to complete clinical development of products. We hope that approximately $1 million is raised from investors via this crowdfunding offering. Our plan is to raise an additional $24 million to take the developed cannabinoid nanoformulations through the development cycle and Phase 1 and 2 clinical trials. Within a 2-year period, we plan to raise an additional $200 million through an initial public offering (IPO)to conduct Phase 3 clinical trials, obtain FDA approval and commercialize these products with a direct sales force.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

7. **Material factors that make an investment in Aphios Pharma LLC speculative or risky:**

   1. There are several factors including: financial - not having enough capital to execute corporate goals; regulatory - challenges in dealing with the FDA and DEA; market - the lack of a market for the Company products and existing competition in the marketplace.

   2. Development Stage Business: Aphios Pharma LLC commenced operations in July 2018 and is organized as a Limited Liability Company under the laws of the State of Delaware. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, but not limited to the training of new personnel, the availability of raw materials and the competition and environment is which the Company will operate. As a result of the early stage of the Company's business development and its plan for future expansion, there is a possibility that the Company could sustain losses in the future. There can be no assurances that Aphios Pharma LLC will ever operate profitably.

   3. Inadequacy of Funds: Gross offering proceeds of a minimum of $1,000,000 and a maximum of $25,000,000 may be realized. Management believes that such proceeds will capitalize and sustain Aphios Pharma LLC sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need debt financing or other capital investment to fully implement the Company's business plans.

   4. Dependence on Management: In the early stages of development, the Company's business will be significantly dependent on the Company's management team. The Company's ability to develop and maintain a competitive position in light of market developments will depend, in large part, on its ability to attract and retain qualified personnel. No assurance can be given that the Company will be able to attract and retain such personnel. The Company's success will be particularly dependent upon: Dr. Trevor P. Castor. The loss of Dr. Castor's services would have a material adverse effect on the Company.

   5. Risks Associated with Clinical Trials: The Company plans on expanding its business through the conduct of clinical trials. Any conduct of clinical trials by the Company may undertake will entail risks. Such actions may involve specific operational activities, which may negatively impact the profitability of the Company. Consequently, members must assume the risk that (i) such clinical trials may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert Management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's present and prospective business activities. There are no assurances that the clinical trials will be successful and the number of clinical trials that would be required before filing for regulatory approval. These risks could have a material adverse effect on the Company.

   6. Regulatory Risks: There are unanticipated regulatory risks associated with the filing of a new drug application (NDA) with the United States Food and Drug Administration (FDA). There is no assurance that the NDA will be approved by the FDA, and that even with approval, it will be done on a timely basis. These risks could have a material adverse effect on the Company.

   7. Competition: While there does exist some current competition, Management believes that Aphios Pharma LLC's product is well positioned, top quality and unique in nature. The expertise of Management combined with the innovative nature of its marketing approach, set the Company apart from its competitors. However, there is the possibility that new competitors could seize upon Aphios Pharma LLC's business model and produce competing products or services with similar focus. Likewise, these new competitors could be better capitalized than Aphios Pharma LLC, which could give them a significant advantage. There is the possibility that the competitors could capture significant market share of Aphios Pharma LLC's intended market.

8. Trend in Consumer Preferences and Spending: The Company's operating results may fluctuate significantly from period to period as a result of a variety of factors, including purchasing patterns of customers, competitive pricing, debt service and principal reduction payments, and general economic conditions. There is no assurance that the Company will be successful in marketing any of its products, or that the revenues from the sale of such products will be significant. Consequently, the Company's revenues may vary by quarter, and the Company's operating results may experience fluctuations.

9. Risks of Borrowing: If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

10. Unanticipated Obstacles to Execution of the Business Plan: The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

11. Management Discretion as to Use of Proceeds: The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its members in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

12. Control By Management: As of July 06, 2018 the Company's Managing Members owned 10% of the Company's outstanding units. Upon completion of this Offering, the Company's Managing Members will own approximately 8% of then issued and outstanding units, and will be able to continue to control Aphios Pharma LLC. Investor members will own a minority percentage of the Company and will have minority voting rights. Investor members will not have the ability to control either a vote of the Company's Managing Members or any appointed officers.

13. Return of Profits: The Company intends to retain any initial future earnings to fund operations and expand the Company's business. A member will be entitled to receive revenue profits proportionate to the amount of units held by that member. The Company's Managing Members will determine a profit distribution plan based upon the Company's results of operations, financial condition, capital requirements, and other circumstances.

14. No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets: Although the Company believes that the technology used by the Company is patented, no assurances can be given that the improved technology will not be patented by a competitor or that its patent does not infringe the patents of any other company. Many of the Company's competitors have greater financial and other resources than the Company. No assurances can be given that other competitors will not enter the market or that the Company will be capable of competing against such organizations. In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the

defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other firms, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

15. Dilution: Purchasers of Units will experience immediate and substantial dilution in net tangible book value per unit, or approximately 20% of the assumed offering price of $1.00 per unit (assuming maximum offering proceeds are achieved). Additional Units issued by the Company in the future will also dilute a purchaser's investment in the Units.

16. Limited Transferability and Liquidity: To satisfy the requirements of certain exemptions from registration under the Securities Act, and to conform with applicable state securities laws, each investor must acquire his Units for investment purposes only and not with a view towards distribution. Consequently, certain conditions of the Securities Act may need to be satisfied prior to any sale, transfer, or other disposition of the Units. Some of these conditions may include a minimum holding period, availability of certain reports, including financial statements from Aphios Pharma LLC, limitations on the percentage of Units sold and the manner in which they are sold. Aphios Pharma LLC can prohibit any sale, transfer or disposition unless it receives an opinion of counsel provided at the holder's expense, in a form satisfactory to Aphios Pharma LLC, stating that the proposed sale, transfer or other disposition will not result in a violation of applicable federal or state securities laws and regulations. No public market exists for the Units and no market is expected to develop. Consequently, owners of the Units may have to hold their investment indefinitely and may not be able to liquidate their investments in Aphios Pharma LLC or pledge them as collateral for a loan in the event of an emergency.

17. Broker - Dealer Sales of Units: The Company's Membership Units are not presently included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange due to the fact that it is a limited liability company and not a corporation. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least $1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders. No assurance can be given that the Membership Unit of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary and the limited liability company is converted to a corporation. As a result, the Company's Membership Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

18. Long Term Nature of Investment: An investment in the Units may be long term and illiquid. As discussed above, the offer and sale of the Units will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Units for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Units must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

19. No Current Market For Units: There is no current market for the Units offered in this private Offering and no market is expected to develop in the near future.

20. Compliance with Securities Laws: The Units are being offered for sale in reliance upon certain

exemptions from the registration requirements of the Securities Act, applicable Delaware Securities Laws, and other applicable state securities laws. If the sale of Units were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Units. If a number of purchasers were to obtain rescission, Aphios Pharma LLC would face significant financial demands, which could adversely affect Aphios Pharma LLC as a whole, as well as any non-rescinding purchasers.

21. Offering Price: The price of the Units offered has been established by Aphios Pharma LLC, considering such matters as the state of the Company's business development, the general condition of the industry in which it operates, and risk-adjusted, discounted cash flow projections. The Offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to Aphios Pharma LLC.

22. Lack of Firm Underwriter: The Units are offered on a "best efforts" basis by the Managing Members of Aphios Pharma LLC without compensation and on a "best efforts" basis through a FINRA registered funding portal. Accordingly, there is no assurance that the Company will sell the maximum Units offered or any lesser amount.

23. Projections - Forward Looking Information: Management has prepared projections regarding Aphios Pharma LLC's anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business of Aphios Pharma LLC. The projections are based on Management's best estimate of the probable results of operations of the Company, based on present circumstances, and have not been reviewed by Aphios Pharma LLC's independent accountants. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into Aphios Pharma LLC's market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of Aphios Pharma LLC's operations, those results cannot be guaranteed.

24. Limitation on Director Liability under Delaware Law: Pursuant to the Company's Certificate of Incorporation, as authorized under applicable Delaware law, directors of the Company are not liable for monetary damages for breach of fiduciary duty, except in connection with a breach of the duty of loyalty; for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for dividend payment or stock repurchases illegal under Delaware law or for any transaction in which a director has derived an improper personal benefit. In addition, the Company's bylaws provide that the Company must indemnify its officers and directors to the fullest extent permitted by Delaware law for all expense incurred in the settlement of any actions against such persons in connection with their having served as officers or directors of the Company.

25. General Economic Conditions: The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates. Such changing conditions could reduce demand in the marketplace for the Company's products. Management believes that the impending growth of the market, mainstream market acceptance and the targeted product of Aphios Pharma LLC will insulate the Company from excessive reduced demand. Nevertheless, Aphios Pharma LLC has no control over these changes.

The Offering

Aphios Pharma LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,070,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   We expect to use the capital raised for manufacturing and formulating the drug product, preclinical and clinical studies, regulatory affairs and business development, and general operating conditions.

9. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,000	$1,070,000
Less: Offering Expenses	$490	$52,430
Net Proceeds	$9,510	$1,017,570
General & Administrative	$9,510	$224,250
Business Development	$0	$69,570
COGS	$0	$260,450
Research & Development	$0	$463,300
Total Use of Net Proceeds	$9,510	$1,017,570

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Aphios Pharma LLC must agree that a transfer agent, which keeps records of our outstanding (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-

hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

    If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $1.00 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser,

to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Units	101,070,000	100,000,000	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The rights of owners of currently outstanding securities will be proportionally diluted by the rights of securities being offered. There are no additional outstanding securities that would limit, dilute or qualify the rights of the securities being sold in this offering. However, as we have indicated, the Company will need to raise millions of dollars of additional capital to achieve its business plan, and your rights may be impacted.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

At issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

    As minority owners, the crowd funding investors are subject to the decisions made by the management team or the majority shareholder. There is a risk that the majority shareholder exercises its voting rights in a manner that is not favorable to the interest of individuals who are minority owners.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

    The issuance of additional securities will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline. A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. There will be the potential risks of transactions with related parties since Aphios Pharma LLC is a subsidiary of Aphios Corporation. Currently, Aphios Corporation is paying all the salaries of our management team. If our efforts to raise capital in addition to this crowdfunding offering are delayed or not successful, we may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms. There can be no assurance that we will be able to obtain financing if and when it is needed on terms we deem acceptable. If we are unable to obtain financing on reasonable terms, or, if a related-party does not continue to cooperate with us, we could be forced to discontinue our operations.

24. **Describe the material terms of any indebtedness of the issuer:**

    Not applicable.

25. **What other exempt offerings has Aphios Pharma LLC conducted within the past three years?**

    None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    No.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    As of July 6, 2018, our inception date, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business. In addition to the money we raise in this crowdfunding offering, we need to raise millions of additional dollars to fund our plan. Over the next 2 years, we plan to use $4.7 million for general and administrative costs, $1.2 million for marketing and sales or business development, $4.0 million for cost of goods and services (COGS) or manufacturing, $12.9 million for research and development primarily clinical trials and $1.6 million for fixed assets such as plants and equipment. We valued the company by using discounted cash flow (DCF) based on a discount rate of 35% and risk adjusted with a success factor of 16.1% based on statistics in the pharmaceutical and biotechnology industries of preclinical compounds such as CBD. Additionally after the first 6 years, the DCF is based on an expected future growth rate of 10%, return on invested capital of 15% and future weighted average cost of capital of 12%.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section**

4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
1. in connection with the purchase or sale of any security?;
2. involving the making of any false filing with the Commission?
3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   1. at the time of the filing of this offering statement bars the person from:
      1. association with an entity regulated by such commission, authority, agency or officer?
      2. engaging in the business of securities, insurance or banking?
      3. engaging in savings association or credit union activities?
   2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
   2. places limitations on the activities, functions or operations of such person?
   3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

   If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Aphios Pharma LLC answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

Video Transcript: 00:03 - Good morning my name is Trevor Castor 00:06 - I'm president of Aphios Pharma today in 00:10 - the next few minutes I would like to 00:11 - introduce you to Aphios Pharma, its history 00:14 - its vision, and its plans. Aphios Pharma 00:17 - is a spin-off of Aphios Corporation which has 00:20 - been researching cannabis-based drugs for 00:22 - the last decade under DEA schedule one 00:24 - registration license. In the last few 00:28 - years we have accelerate this research 00:29 - and now plan to develop cannabis-based 00:32 - fda-approved drugs. Aphios Pharma is 00:37 - dedicated to discovery delivery 00:39 - development and commercialization of 00:41 - cannabis based drugs for central nervous 00:43 - system disorders. Today there are 00:47 - millions of patients suffering from 00:49 - opiate addiction, epilepsy, and Multiple 00:51 - Sclerosis. Diseases are either poorly 00:53 - treated or not curable. Cannabis can help 00:57 - but there is a need for rigorous clinical 00:59 - evidence to establish best cannabis 01:01 - drugs, drug concentrations, and treatment 01:04 - protocols. We will address these problems 01:07 - by identifying best cannabis-based drugs 01:10 - for treating specific CMS disorders 01:13 - manufactured these drugs, utilize in 01:15 - supercritical carbon dioxide 01:16 - technologies and then encapsulate them to 01:19 - improve therapeutic effect. We will then 01:22 - established clinical evidence for 01:23 - cannabis-based drugs to treat CNS 01:25 - disorders that are only partially and 01:27 - anecdotally addressed by medical 01:29 - marijuana. Our target markets include 01:33 - opioid addiction, cancer-induced 01:35 - neuropathic pain, epilepsy, multiple 01:39 - sclerosism and chemotherapy-induced 01:41 - nausea and vomiting. We hope to raise 01:44 - approximately 1 million dollars from 01:46 - investors via this crowdfunding offering 01:48 - to establish operations and support 01:51 - services required during company rollout. 01:54 - subsequently we plan to raise an 01:56 - additional 24 million prior to doing the 01:58 - IPO within a two year period most of this 02:02 - capital will use to support clinical 02:03 - trials investors can elect to exit an 02:07 - initial public offering or later. 02:10 - I'd like to invite you to join us on a 02:12 - journey to develop effective cannabis 02:14 - based drugs for patients in need of 02:16 - rigorous clinical treatment. I look for 02:19 - the next set of interactions and 02:21 - communications and we'll be happy to 02:23 - answer any questions that you may have 02:27 - [Music]

The following documents are being submitted as part of this offering:

    Governance:

        Certificate of Formation: certificateofformation.pdf

        Operating Agreement: operatingagreement.pdf

    Opportunity:

        Offering Page JPG: offeringpage.jpg

    Financials:

        Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: www.aphios.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.